SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.  2)

                FECHTOR, DETWILER, MITCHELL & CO.
_____________________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                  (Title of Class of Securities)

                           313066 10 2
_____________________________________________________________________________
                         (CUSIP Number)

                         ROBERT JEFFORDS
               FECHTOR, DETWILER, MITCHELL & CO.
                     9710 SCRANTON RD. STE. 100
                        SAN DIEGO, CA 92121
                         (858) 450-0055
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                        MAY 29, 2000
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                       (Page 1 of 4 Pages)

SCHEDULE 13D                                      Richard Fechtor

CUSIP NO.  313066 10 2                          Page 2 of 4 Pages
_____________________________________________________________________________
1 NAME OF REPORTING PERSON:   Richard Fechtor

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:        ###-##-####
_____________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER
  OF A GROUP:                                (a) [  ]
                                             (b) [  ]
_____________________________________________________________________________
3 SEC USE ONLY
_____________________________________________________________________________
4 SOURCE OF FUNDS                          PF
_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION:      U.S.
_____________________________________________________________________________
NUMBER OF    7  SOLE VOTING POWER:            1,212,000
SHARES       ________________________________________________________________
BENEFICIALLY 8  SHARED VOTING POWER:
OWNED BY     ________________________________________________________________
EACH         9  SOLE DISPOSITIVE POWER:       1,012,000
REPORTING    ________________________________________________________________
PERSON WITH  10 SHARED DISPOSITIVE POWER:
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
   EACH REPORTING PERSON:                     1,212,000
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
   ROW (11) EXCLUDES CERTAIN SHARES:          [   ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT
  IN ROW (11):                              10.62%
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON:                  OW
_____________________________________________________________________________

   Page 3 of 4 Pages

This Statement on Schedule 13D (this "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Fechtor, Detwiler, Mitchell
      & Co. ("FDM"). FDM is a Delaware corporation with its principal executive offices located at 225 Franklin
      Street, Boston, Massachusetts 02110.

Item 2.   Identity and Background.

      (a) This Statement is being filed by Richard Fechtor.

      (b) The address of the principal business of the Reporting
          Person is 225 Franklin Street, Boston, Massachusetts
          02110.

      (c) The Reporting Person is the former Chief Executive Officer of Fechtor, Detwiler & Co., Inc., which is principally engaged in the securities business.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or caused the Reporting Person to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding caused the Reporting Person to be subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


      The Reporting Person sold 1,400,000 shares of the Common Stock covered by this Statement on May 29, 2000, in a private transaction with the Issuer upon his retirement from the Issuer as Chief Executive Officer and a Director.

      The Reporting Person received the Common Stock covered by this Statement on August 30, 1999 in exchange for Common Stock of Fechtor, Detwiler & Co., Inc. in a merger transaction (the "Merger"). The shares of Common Stock of Fechtor, Detwiler & Co., Inc. tendered in the Merger were acquired with personal funds.

   Page 4 of 4 Pages

Item 4.   Purpose of the Transaction.

      The Reporting Person retired from Fechtor, Detwiler, Mitchell & Co. as Chief Executive Officer and Director.

Item 5.   Interest in Securities of the Issuer.

      The information set forth in Item 3 is incorporated herein by reference.

      Pursuant to a Share Reimbursement Agreement with Fechtor, Detwiler & Co., Inc., ("Share Reimbursement Agreement") the Reporting Person has agreed to provide FDM, for no consideration, up to 200,000 shares of common stock upon exercise of certain stock options issued to employees of Fechtor, Detwiler & Co., Inc. prior to the Merger, and was filed as an exhibit to the original Form 13-D filing dated September 9, 1999 and is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

      The information set forth in Item 5 is incorporated herein by reference.

      Pursuant to the Share Reimbursement Agreement, the Reporting Person has agreed to provide to FDM, for no consideration, up to 200,000 shares of Common Stock upon the exercise of certain stock options issued to employees of Fechtor, Detwiler & Co., Inc. prior to the Merger.

Item 7.   Material to be Filed as Exhibits.

          None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2000

                                 /s/ Richard Fechtor
                                 -----------------------------